UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Director/PDMR Shareholding, 29 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 29, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 29, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

2
9
 July
 2008

Barclays PLC

Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

O
n

2
8

July
 2008
,

Barclays PLC ("the Company")
was
notified
that the following Directors of
the Company
(and persons connected with them) had,
 on
22 July
 2008
,
acquired
 ordi
nary shares in the
Company
under the Open Offer announced on 25 June 2008
. All shares were acquired at the price of 282.00 pence per share
:

DIRECTOR	BARCLAYS PLC SHARES PURCHASED
Marcus Agius	19,332
David Booth	11,047
Sir Richard Broadbent	3,398
Richard Leigh Clifford	4,325
Fulvio Conti	2,457
Professor Dame Sandra Dawson	2,921
Robert E Diamond Jr	1,025,890
Gary Hoffman	95,818
Sir Andrew Likierman	2,032
Christopher Lucas	12,987
Sir Michael Rake	856
Sir Nigel Rudd	18,532
Stephen Russell	4,911
Frederik (Frits) Seegers	150,072
Sir John Sunderland	7,047
John Varley	104,669
Patience Wheatcroft	470

The revised total shareholdings following these transactions are as follows:

Director	Beneficial Holding	Non-Beneficial Holding

Marcus Agius	109,551	-
David Booth	62,604	-
Sir Richard Broadbent	22,258	-
Richard Leigh Clifford	24,509	-
Fulvio Conti	13,925	-
Professor Dame Sandra Dawson	16,555	-
Robert E Diamond Jr	5,813,385	-
Gary Hoffman	542,979	-
Sir Andrew Likierman	11,522	-
Christopher Lucas	73,600	-
Sir Michael Rake	4,860	-
Sir Nigel Rudd	105,021	-
Stephen Russell	27,831	-
Fr its Seegers	897,694	-
Sir John Sunderland	69,936	-
John Varley	593,136	-
Patience Wheatcroft	2,667	-